EX-28.h.15

FEE WAIVER AGREEMENT

NVIT DEVELOPING MARKETS FUND

NVIT EMERGING MARKETS FUND

THIS FEE WAIVER AGREEMENT, effective as of May 1, 2012, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the NVIT Developing Markets Fund and NVIT Emerging Markets Fund (each, a “Fund,” and collectively, the “Funds”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Funds, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, for each Fund, NFA, the Trust and Baring International Investment Limited (“Barings”) had entered into a subadvisory agreement, dated May 1, 2010 (“Prior Subadvisory Agreement”), pursuant to which Barings served as subadviser to the Funds; and

WHEREAS, for each Fund, NFA and the Trust have entered into a new subadvisory agreement (“New Subadvisory Agreement”), pursuant to which The Boston Company Asset Management, LLC (“Boston Company”) shall serve as subadviser to the Funds, replacing Barings, effective September 21, 2011; and

WHEREAS, the aggregate fee that NFA shall pay Boston Company pursuant to the New Subadvisory Agreement is less than the fee NFA had paid to Barings under the Prior Subadvisory Agreement, resulting in financial savings to NFA; and

WHEREAS, for each Fund, NFA desires to share a portion of such financial savings resulting from the New Subadvisory Agreement with shareholders of the Funds.

NOW, THEREFORE, the parties hereto agree as follows:

1.        Fee Waiver Amount:

1.1        Every month, NFA shall calculate the amount of subadvisory fee it would have been obligated to pay Barings in respect of the Funds pursuant to the Prior Subadvisory Agreement (“Old Subadvisory Fee Amount”), and NFA shall separately calculate the aggregate amount of subadvisory fee it is obligated to pay Boston Company in respect of the Funds pursuant to the New Subadvisory Agreement (“New Subadvisory Fee Amount”). The difference between the Old Subadvisory Fee Amount and the New Subadvisory Fee Amount shall be referred to herein as the “Savings Amount.”

1.2        NFA agrees each month to waive an amount of each Fund’s Advisory Fees equal to 50% of the Savings Amount in respect of such Fund. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2.        Term and Termination of Agreement:

2.1        This Agreement shall continue in effect until the earlier to occur of either: (i) May 1, 2013, or (ii) the termination of the New Subadvisory Agreement.

3.        Miscellaneous:

3.1        Captions.    The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2        Interpretation.    Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, each as amended, or any applicable statutory or regulatory requirement to which the Trust or a Fund is subject or by which the Trust or a Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or a Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President

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